UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Eagle Rock Energy Partners, L.P.
(Name of Issuer)
Common Units, representing limited partner interests, no par value
(Title of Class of Securities)
26985R 10 4
(CUSIP Number)
Charles C. Boettcher
Eagle Rock Energy Partners, L.P.
1415 Louisiana Street, Suite 2700
Houston, Texas 77002
(281) 408-1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		11,230,516 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,230,516 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,230,516 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See Schedule A attached hereto and Item 5 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		11,230,516 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,230,516 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,230,516 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See also Schedule A attached hereto and Item 5 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MINERALS & PRODUCTION, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		5,314,248(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,314,248(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,314,248(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See also Schedule A attached hereto for additional information.
(2) Represents (i) 3,967,121 Common Units and (ii) 1,347,127 Common Units issuable upon the exercise of Warrants (see
Item 5).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		5,364,559(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,364,559(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,364,559(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See also Schedule A attached hereto for additional information.
(2) Represents (i) 4,006,522 Common Units and (ii) 1,358,037 Common Units issuable upon the exercise of Warrants (see
Item 5).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,004,733(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,435,764(1)(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,004,733(2)

WITH	10	SHARED DISPOSITIVE POWER:

17,435,764 (1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,440,497 (1)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See also Schedule A attached hereto for additional information.
(2) Represents (i) 2,353,115 Common Units and (ii) 651,618 Common Units issuable upon the exercise of Warrants (see Item 5).
(3) Represents (i) 15,291,752 Common Units and (ii) 2,144,012 Common Units issuable upon the exercise of Warrants (see
Item 5).
(4) Represents (i) 17,644,867 Common Units and (ii) 2,795,630 Common Units issuable upon the exercise of Warrants (see
Item 5).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: Eagle Rock Holdings NGP 7, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		770,824(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,230,516(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		770,824(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

11,230,516(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,001,340(1)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See also Schedule A attached hereto for additional information.
(2) Represents 770,824 Common Units issuable upon the exercise of Warrants (see Item 5).
(3) Represents 11,230,516 Common Units (see Item 5).
(4) Represents (i) 11,230,516 Common Units and (ii) 770,824 Common Units issuable upon the exercise of Warrants (see Item 5).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,113,708(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,738,185(1)(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,113,708(2)

WITH	10	SHARED DISPOSITIVE POWER:

12,738,185(1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,851,893(1)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See also Schedule A attached hereto for additional information.
(2) Represents (i) 2,438,457 Common Units and (ii) 675,251 Common Units issuable upon the exercise of Warrants (see Item 5).
(3) Represents (i) 11,230,516 Common Units and (ii) 1,507,669 Common Units issuable upon the exercise of Warrants (see
Item 5).
(4) Represents (i) 13,668,973 Common Units and (ii) 2,182,920 Common Units issuable upon the exercise of Warrants (see
Item 5).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP INCOME MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		69,865(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		69,865(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

69,865(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See also Schedule A attached hereto for additional information.
(2) Represents (i) 54,714 Common Units and (ii) 15,151 Common Units issuable upon the exercise of Warrants (see Item 5).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: Eagle Rock Holdings NGP 8,LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,507,669(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,230,516(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,507,669(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

11,230,516(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,738,185(1)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See also Schedule A attached hereto for additional information.
(2) Represents 1,507,669 Common Units issuable upon the exercise of Warrants (see Item 5).
(3) Represents 11,230,516 Common Units (see Item 5).
(4) Represents (i) 11,230,516 Common Units and (ii) 1,507,669 Common Units issuable upon the exercise of Warrants (see
Item 5)

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: KENNETH A. HERSH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,061,874(1)(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

25,061,874 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,061,874 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) See also Schedule A attached hereto for additional information.
(2) Represents (i) 20,083,324 Common Units and (ii) 4,978,550 Common Units issuable upon the exercise of Warrants (see
Item 5).

EXPLANATORY NOTE
          This Amendment No. 14 (this “Amendment”) to Schedule 13D/A last filed on August 2, 2010 (the “Schedule 13D/A”) with the Securities and Exchange Commission (the “SEC”) relates to the common units (the “Common Units”) of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The total number of Common Units reported as beneficially owned in the Schedule 13D/A is 25,061,874, which constitutes approximately 29.9% of the total number of Common Units outstanding. The beneficial ownership of the Reporting Persons reported in the Schedule 13D/A are calculated based on (i) the outstanding number of Common Units on September 30, 2010, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2010 and filed with the SEC on November 2, 2010, and (ii) the number of Common Units issuable upon exercise of the warrants described in Items 4 and 5 below (the “Warrants”) held by such Reporting Person. The Schedule 13D/A is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D/A are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D/A.
Item 1. Security and Issuer.
This Item 1 shall be deemed to amend and restate Item 1 in its entirety:
          This statement on the Schedule 13D/A relates to the Common Units of the Issuer. The principal executive offices of the Issuer are located at 1415 Louisiana Street, Suite 2700, Houston, Texas 77002. The total number of Common Units reported as beneficially owned in this Schedule 13D/A is 25,061,874, which constitutes approximately 29.9% of the total number of Common Units outstanding. The beneficial ownership of the Reporting Persons reported in the Schedule 13D/A are calculated based on (i) the outstanding number of Common Units on September 30, 2010, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2010 and filed with the SEC on November 2, 2010, and (ii) the number of Common Units issuable upon exercise of the Warrants held by such Reporting Persons.
Item 2. Identity and Background.
This Item 2 shall be deemed to amend and restate Item 2 in its entirety:
(a)	This Schedule 13D/A is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):
(i)	Eagle Rock Holdings, L.P., a Texas limited partnership (“Holdings”);

(ii)	Eagle Rock GP, L.L.C., a Texas limited liability company, and the general partner of Holdings (“GP LLC”);

(iii)	Montierra Minerals & Production, LP, a Texas limited partnership (“Montierra”);

(iv)	Montierra Management LLC, a Texas limited liability company and the general partner of Montierra LP (“Montierra Management”);

(v)	Natural Gas Partners VII, L.P., a Delaware limited partnership (“NGP VII”) and 100% owner of ERH NGP 7;

(vi)	Natural Gas Partners VIII, L.P., a Delaware limited partnership (“NGP VIII”) and 100% owner of ERH NGP 8;

(vii)	NGP Income Management, L.L.C., a Texas limited liability company, and the general partner of NGP-VII Income Co-

Investment and NGP 2004 (“NGP Income Management”);

(viii)	Eagle Rock Holdings NGP 7, LLC, a Delaware limited liability company (“ERH NGP 7”);

(ix)	Eagle Rock Holdings NGP 8, LLC, a Delaware limited liability company (“ERH NGP 8”);

(x)	Kenneth A. Hersh, a citizen of the United States of America.
     Holdings, GP LLC, Montierra, Montierra Management, NGP VII, NGP VIII, NGP Income Management, ERH NGP 7, ERH NGP 8 and Kenneth A. Hersh are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated May 3, 2007 and amended as of February 15, 2011, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D/A.
     Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D/A held by any other person.
     Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.
(b)	The address of the principal business office of each of the Reporting Persons is as follows:

Eagle Rock Holdings, L.P.	1415 Louisiana Street, Suite 2700 Houston, Texas 77002

Eagle Rock GP, L.L.C.	1415 Louisiana Street, Suite 2700 Houston, Texas 77002

Montierra Minerals & Production, LP	24 Greenway Plaza Suite 450 Houston, Texas 77046

Montierra Management LLC	24 Greenway Plaza Suite 450 Houston, Texas 77046

Natural Gas Partners VII, L.P.	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

Natural Gas Partners VIII, L.P.	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

NGP Income Management, L.L.C.	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

Eagle Rock Holdings NGP 7, LLC	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

Eagle Rock Holdings NGP 8, LLC	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

Kenneth A. Hersh	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062
(c)	(i)	Holdings is a holding company who does not engage in any business activities and whose primary assets are the Common Units reported herein.

	(ii)	GP LLC’s sole business activity is serving as the general partner of Holdings.

	(iii)	Montierra’s business activities include owning, managing, developing and producing certain oil and gas interests.

	(iv)	Montierra Management’s sole business activity is serving as the general partner of Montierra.

	(v)	NGP VII, NGP VIII, NGP Income Management, ERH NGP 7 and ERH NGP 8 are all funds or managers or subsidiaries of funds managed by NGP Energy Capital Management whose primary business activity is investing in various companies, such as Holdings and Montierra.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transaction.
This Item 4 shall be deemed to amend and supplement Item 4 of the Schedule 13D/A:
          The Reporting Persons acquired the Common Units and Warrants reported herein solely for investment purposes. Any Reporting Person may make additional purchases or sales of Common Units and/or Warrants either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units and/or Warrants, general economic conditions, stock market conditions and other future developments.
          On February 15, 2011, Holdings, the then-record holder of 3,066,886 Warrants, effected a distribution, pro rata and for no additional consideration, of all such Warrants to its partners. As part of such distribution, 248,562 Warrants were distributed to Montierra Minerals; 770,824 Warrants were distributed to ERH NGP 7, a newly formed wholly owned subsidiary of NGP VII; and 1,507,669 Warrants were distributed to ERH NGP 8, a newly formed wholly owned subsidiary of NGP VIII.
The following shall be deemed to amend and restate Item 4(a)-(i) of the Schedule 13D/A:
(a) The information set forth in Item 6 of the Schedule 13D/A is hereby incorporated herein. The Issuer may grant restricted units, phantom units or options to employees and directors of the Issuer and its affiliates pursuant to a long term incentive plan adopted by the general partner of the general partner of the Issuer. The Reporting Persons may acquire Common Units to issue pursuant to such long term incentive plan on the open market, directly from the Issuer, from other reporting persons, or otherwise. In addition, any of the Reporting Persons may from time to time (subject to the requirements of the Issuer’s limited partnership agreement and applicable law) enter into one or more transactions with the Issuer in which the Issuer may acquire assets or interests from such Reporting Person(s) and/or such Reporting Person(s) may acquire additional Issuer securities.
(b) None, except as contemplated by the foregoing.
(c) None.
(d) None.
(e) None.
(f) None.
(g) None.
(h) None.
(i) None.
(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of this Amendment. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units, Warrants or additional Issuer securities reported as beneficially owned in the Schedule 13D/A (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer (in accordance with the Issuer Partnership Agreement (defined below)) or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer.
This Item 5 shall be deemed to amend and restate Item 5 in its entirety:
          The percent of class provided for each Reporting Person below is based on the number of Common Units outstanding, which is equal to the total of (i) the 62,433,357 Common Units outstanding as of September 30, 2010 and (ii) the 21,272,442 Common Units issuable upon exercise of the Issuer’s warrants outstanding as of September 30, 2010, in each case, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2010 and filed with the SEC on November 2, 2010.
(a)-(b)	(i)	Holdings is the sole record owner of, and has the sole power to vote and dispose of 11,230,516 Common Units (13.4%).

	(ii)	GP LLC does not directly own any Common Units. Because GP LLC is the general partner of Holdings, GP LLC may be deemed to possess sole voting and dispositive powers with respect to the 11,230,516 Common Units (13.4%) held by Holdings.

	(iii)	Montierra is the sole record owner of, and has the sole power to vote and dispose of, 5,314,248 Common Units (6.3%), which includes (i) 3,967,121 Common Units and (ii) 1,347,127 Common Units issuable upon the exercise of Warrants.

	(iv)	Montierra Management is the sole record owner of, and has the sole power to vote and dispose of, 50,311 Common Units (0.1%), which includes (i) 39,401 Common Units and (ii) 10,910 Common Units issuable upon the exercise of Warrants. Because Montierra Management is the general partner of Montierra, Montierra Management may be deemed to possess sole voting and dispositive powers with respect to the 5,314,248 Common Units (6.3%) held by Montierra.

	(v)	ERH NGP 7 is the sole record owner of, and has the sole power to vote and dispose of, 770,824 Common Units issuable upon the exercise of Warrants (0.9%). ERH NGP 7 and ERH NGP 8 collectively own a majority LP interest in Holdings.

	(vi)	NGP Income Management is the sole record owner of, and has the sole power to vote and dispose of, 69,865 Common Units (0.1%), which includes (i) 54,714 Common Units and (ii) 15,151 Common Units issuable upon the exercise of Warrants.

	(vii)	NGP VII is the sole record owner of, and has the sole power to vote and dispose of, 3,004,733 Common Units (3.6%), which includes (i) 2,353,115 Common Units and (ii) 651,618 Common Units issuable upon the exercise of Warrants. NGP VII owns a majority LP interest in Montierra. Because NGP VII owns 100% of each of ERH NGP 7 and NGP Income Management, NGP VII may be deemed to possess sole voting and dispositive powers with respect to the 770,824 Common Units issuable upon the exercise of Warrants (0.9%) held by ERH NGP 7 and the 69,865 Common Units (0.1%) held by NGP Income Management.

	(viii)	ERH NGP 8 is the sole record owner of, and has the sole power to vote and dispose of, 1,507,669 Common Units issuable upon the exercise of Warrants (1.8%). ERH NGP 8 and ERH NGP 7 collectively own a majority LP interest in Holdings.

(ix)	NGP VIII is the sole record owner of, and has the sole power to vote and dispose of, 3,113,708 Common Units (3.7%), which includes (i) 2,438,457 Common Units and (ii) 675,251 Common Units issuable upon the exercise of Warrants. Because NGP VIII owns 100% of ERH NGP 8, NGP VIII may be deemed to possess sole voting and dispositive powers with respect to the 1,507,669 Common Units issuable upon the exercise of Warrants (1.8%) held by ERH NGP 8.

(x)	Kenneth A. Hersh does not directly own any Common Units. Kenneth A. Hersh is a member of the board of managers of GP LLC, the general partner of Holdings. He is also an Authorized Member of the ultimate general partners of NGP VII and NGP VIII. Thus, Mr. Hersh may be deemed to possess shared voting and dispositive powers with respect to all of the Common Units reported in this Schedule 13D/A.
The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.
(c) There have been no reportable transactions with respect to the Common Units and the Warrants within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of Common Units being reported in this Schedule 13D/A.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units and the Warrants being reported in this Schedule 13D/A.
(e) Not applicable.
Item 7. Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement, as amended on February 15, 2011 (filed herewith).

Exhibit B	Second Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed May 25, 2010).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G	Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).

Exhibit H	Press release, dated December 21, 2009, of the Issuer (filed as Exhibit H to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit I	Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (filed as Exhibit I to Amendment No. 9 to the Schedule 13D/A on

December 21, 2009).

Exhibit J	Press release, dated January 12, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit K	Amended and Restated Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit L	Press release, dated May 24, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 25, 2010).

Exhibit M	Press release, dated July 30, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit N	Amendment to the Second Amended and Restated Agreement of Limited Partnership of Eagle Rock Energy Partners, L.P. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

SIGNATURES
          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.
Dated: February 16, 2011

EAGLE ROCK HOLDINGS, L.P. By its general partner, Eagle Rock GP, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

EAGLE ROCK GP, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

MONTIERRA MINERALS & PRODUCTION, L.P. By its general partner, Montierra Management LLC
By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

MONTIERRA MANAGEMENT LLC
By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

NATURAL GAS PARTNERS VII, L.P. By its general partner, G.F.W. Energy VII, L.P. By its general partner, GFW VII, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NATURAL GAS PARTNERS VIII, L.P. By its general partner, G.F.W. Energy VIII, L.P. By its general partner, GFW VIII, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NGP INCOME MANAGEMENT L.L.C.
By:	/s/ Tony R. Weber
Tony R. Weber
President

EAGLE ROCK HOLDINGS NGP 7, LLC By its sole member, Natural Gas Partners VII, L.P. By its general partner, G.F.W. Energy VII, L.P. By its general partner, GFW VII, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

EAGLE ROCK HOLDINGS NGP 8, LLC By its sole member, Natural Gas Partners VIII, L.P. By its general partner, G.F.W. Energy VIII, L.P. By its general partner, GFW VIII, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

/s/ Kenneth A. Hersh
Kenneth A. Hersh

SCHEDULE A
          This Schedule 13D/A is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a Joint Filing Agreement, dated May 3, 2007 and amended as of February 15, 2011, in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934:
1.	Eagle Rock Holdings, L.P., a Texas limited partnership (“Holdings”);

2.	Eagle Rock GP, L.L.C., a Texas limited liability company, and the general partner of Holdings (“GP LLC”);

3.	Montierra Minerals & Production, LP, a Texas limited partnership (“Montierra”);

4.	Montierra Management LLC, a Texas limited liability company and the general partner of Montierra (“Montierra Management”);

5.	Natural Gas Partners VII, L.P., a Delaware limited partnership (“NGP VII”) and 100% owner of ERH NGP 7;

6.	Natural Gas Partners VIII, L.P., a Delaware limited partnership (“NGP VIII”) and 100% owner of ERH NGP 8;

7.	NGP Income Management, L.L.C., a Texas limited liability company (“NGP Income Management”);

8.	Eagle Rock Holdings NGP 7, LLC, a Delaware limited liability company (“ERH NGP 7”);

9.	Eagle Rock Holdings NGP 8, LLC, a Delaware limited liability company (“ERH NGP 8”);

10.	Kenneth A. Hersh, a citizen of the United States of America.
          The Reporting Persons share voting power for certain reported securities due to ownership, governing control or other relationships as described below.
•	Kenneth A. Hersh is a manager of GP LLC, the general partner of Holdings. Mr. Hersh is also an authorized member of the ultimate general partners of NGP VII and NGP VIII, and thus may be deemed to beneficially own all the securities deemed to be beneficially owned by NGP VII and NGP VIII.

•	NGP VII owns 100% of NGP Income Management and ERH NGP 7. Thus, NGP VII may be deemed to beneficially own all of the reported securities of NGP Income Management and ERH NGP 7.

•	NGP VII appoints three managers on the board of GP LLC, which serves as the general partner of Holdings, and NGP VIII owns a majority of the membership interests of GP LLC. Thus, both NGP VII and NGP VIII may be deemed to beneficially own all of the reported securities of Holdings.

•	NGP VIII owns 100% of ERH NGP 8. Thus, NGP VIII may be deemed to beneficially own all of the reported securities of NGP Income Management and ERH NGP 8.

•	GP LLC is the general partner of Holdings, and may be deemed to beneficially own all of the reported securities of Holdings.

•	NGP VII owns a majority membership interest in Montierra Management, which serves as the general partner of Montierra, and appoints three managers on the board of Montierra Management. Thus, NGP VII may be deemed to beneficially own all of the reported securities of both Montierra Management and Montierra.

•	Montierra Management is the general partner of Montierra, and may be deemed to beneficially own all of the reported securities of Montierra.
          The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

Exhibit Index
Exhibit A Joint Filing Agreement, as amended on February 15, 2011 (filed herewith).
Exhibit B Second Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed May 25, 2010).
Exhibit C Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).
Exhibit D Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).
Exhibit E Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).
Exhibit F Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).
Exhibit G Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).
Exhibit H Press release, dated December 21, 2009, of the Issuer (filed as Exhibit H to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).
Exhibit I Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (filed as Exhibit I to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).
Exhibit J Press release, dated January 12, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).
Exhibit K Amended and Restated Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).
Exhibit L Press release, dated May 24, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 25, 2010).
Exhibit M Press release, dated July 30,2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).
Exhibit N Amendment to the Second Amended and Restated Agreement of Limited Partnership of Eagle Rock Energy Partners, L.P. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).